SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the third quarterly report for 2021 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 28, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The Third Quarterly Report for 2021

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
28 October 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng #, Zhao Dong *, Yu Baocai #, Liu Hongbin #, Ling Yiqun #, Li Yonglin #, Cai Hongbin +, Ng, Kar Ling Johnny +, Shi Dan + and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

China Petroleum & Chemical Corporation

The Third Quarterly Report for 2021

28 October 2021

Beijing China

Important notice
1.1
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) and its directors, supervisors and senior management warrant that there are no false representations, misleading statements or material omissions contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2021 was approved at the third meeting of the Eighth Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

1.3
Mr. Ma Yongsheng, Director and President and Ms. Shou Donghua, Chief Financial Officer and Head of Corporate Accounting Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

1 Principal financial data

1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)

RMB million
	As of 30 September 2021	As of 31 December 2020 (adjusted)	As of 31 December 2020 (before adjustment)	Changes from the end of last year （%）
Total assets	1,887,282	1,734,445	1,733,805	8.8
Total equity attributable to equity shareholders of the Company	769,346	742,885	742,463	3.6

RMB million
	Nine-month period ended 30 September
	2021	2020 (adjusted)	2020 (before adjustment)	Changes over the same period of the preceding year （%）
Net cash flow from operating activities	115,723	84,230	83,639	37.4
Operating income	2,003,350	1,552,536	1,554,617	29.0
Net profit attributable to equity shareholders of the Company	59,892	23,492	23,507	154.9
Net profit/(losses) attributable to equity shareholders of the Company excludingextraordinary gains and losses	58,720	(10,243)	(10,257)	-
Weighted average return on net assets (%)	7.92	3.20	3.18	4.72 percentage points
Basic earnings per share(RMB)	0.495	0.194	0.194	155.2
Diluted earnings per share(RMB)	0.495	0.194	0.194	155.2

Note:
The Company has completed the formation of Sinopec Baling Petrochemical Co. Ltd on 1 November 2020, and has completed the purchase of non-equity assets of Beihai Petrochemical Limited Liability Company of Sinopec Group, Cangzhou branch of Sinopec Group Asset Management Co., Ltd and Beijing Orient Petrochemical Industry Co., Ltd on 1 July 2021. The business reorganisation and transactions have been accounted as business combination under common control. Accordingly, the Company has retrospectively adjusted the relevant financial data.

RMB million
Extraordinary items	Third Quarter of 2021 (gain)/loss RMB million	Nine-months period ended 30 September 2021 (gain)/loss
Net gain on disposal of non-current assets	(152)	(433)
Donations	64	72
Government grants	(445)	(1,994)
Gains on holding and disposal of various investments	(52)	(218)
Other extraordinary income and expenses, net	127	817
Net gain and loss of acquiree before business combination under common control	-	(103)
Subtotal	(458)	(1,859)
Tax effect	38	455
Total	(420)	(1,404)
Attributable to:
Equity shareholders of the Company	(365)	(1,172)
Minority interests	(55)	(232)

1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRs)

RMB million
Items	As of 30 September 2021	As of 31 December 2020 (adjusted)	As of 31 December 2020 (before adjustment)	Changes from the end of the last year (%)
Total assets	1,887,282	1,734,445	1,733,805	8.8
Total equity attributable to shareholders of the Company	768,412	741,916	741,494	3.6

RMB million
	Nine-month period ended 30 September
Items	2021	2020 (adjusted)	2020 (before adjustment)	Changes over the same period of the preceding year (%)
Net cash generated from operating activities	115,723	84,230	83,639	37.4
Operating profit	84,806	5,053	5,028	1578.3
Net profit attributable to shareholders of the Company	60,755	24,445	24,459	148.5
Basic earnings per share (RMB)	0.502	0.202	0.202	148.5
Diluted earnings per share (RMB)	0.502	0.202	0.202	148.5
Return on net assets (%)	7.91	3.35	3.36	4.56 percentage points

Note:
The Company has completed the formation of Sinopec Baling Petrochemical Co. Ltd on 1 November 2020, and has completed the purchase of non-equity assets of Beihai Petrochemical Limited Liability Company of Sinopec Group, Cangzhou branch of Sinopec Group Asset Management Co., Ltd and Beijing Orient Petrochemical Industry Co., Ltd on 1 July 2021. The business reorganisation and transactions have been accounted as business combination under common control. Accordingly, the Company has retrospectively adjusted the relevant financial data.

1.3	Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs and the reasons for such changes.

			Increase/(Decrease)
	As of 30 September 2021	As of 31 December 2020	Amount	Percentage
Items of Consolidated Balance Sheet	RMB million	RMB million	RMB million	（%）	Main reasons for changes
Financial assets held for trading	3,492	1	3,491	349,100	Increase in structured deposits of the subsidiaries of the Company
Derivative financial assets	32,464	12,528	19,936	159	Increase in profit position of derivative hedging financial instruments
Derivative financial liabilities	8,949	4,826	4,123	85
Accounts receivable	73,568	35,584	37,984	107	Due to the increase in prices of crude

			Increase/(Decrease)
	As of 30 September 2021	As of 31 December 2020	Amount	Percentage
Items of Consolidated Balance Sheet	RMB million	RMB million	RMB million	（%）	Main reasons for changes
Accounts payable	215,846	151,329	64,517	43	oil and refined oil products, accounts receivable and accounts payable generated from relative business increased
Prepayments	13,782	4,857	8,925	184	Increase in prepayment of land bidding and large-scale equipment
Inventory	198,109	151,951	46,158	30	Increase in inventory value of crude oil and refined oil products due to the increase in international crude oil prices
Short-term loans	37,562	20,756	16,806	81	Increase in low-interest loans of some subsidiaries for liquidity
Bills payable	15,560	10,394	5,166	50	Increase in bills payable as a result of enhanced management of funds occupancy
Other current liabilities	32,183	17,775	14,408	81	Increased 17 billion ultra-short debentures during the reporting period
Other comprehensive income	4,269	1,038	3,231	311	Increase in profit of hedging business
Specific reserve	2,769	1,941	828	43	The provision of safety production fund

			Increase/(Decrease)
	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Amount	Percentage
Items of Consolidated Income Statement	RMB Million	RMB Million	RMB Million	(%)	Main reasons for changes
Other income	1,671	4,458	(2,787)	(63)	Decrease in VAT refund of imported LNG
Credit impairment losses	(140)	(842)	702	-	Decrease in losses of doubtful accounts
Investment income	9,520	42,057	(32,537)	(77)
Received income of pipeline transaction in the same period of2020 and no such item in 2021; meanwhile margin of refined oil products recovered and profitsof associates and joint ventures significantly increased

Income tax expense	20,948	6,045	14,903	247	Increase in income tax as a result of significant increase in profit before taxation

			Increase/(Decrease)
	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020	Amount	Percentage
Items of Consolidated Cash Flow Statement	RMB Million	RMB Million	RMB Million	(%)	Main reasons for changes
Refund of taxes and levies	934	2,733	(1,799)	(66)	Decrease in VAT refund of imported LNG
Net cash received from disposal of subsidiaries and other business entities	4,764	48	4,716	9,825	Balance payment of pipeline transaction in 2020 received in the reporting period
Other cash received relating toinvesting activities	26,431	41,758	(15,327)	(37)	Decrease in time deposits with maturities over three months
Cash paid for dividends, profits distribution or interest	(44,039)	(31,079)	(12,960)	-	Increase in cash payment of dividends in the reporting period

2 Shareholders information

2.1	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders at the end of the reporting period	Total number of shareholders was 497,430, including 491,832 holders of domestic A shares and 5,598 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China PetrochemicalCorporation	82,709,227,393	68.31	0	State-owned share
HKSCC (Nominees) Limited	25,386,239,460	20.97	Unknown	H share
中国证券金融股份有限公司	2,325,374,407	1.92	0	A share
香港中央结算有限公司	1,072,676,699	0.89	0	A share
中国人寿保险股份有限公司－ 传统－普通保险产品－005L－ CT001 沪	813,500,331	0.67	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
国信证券股份有限公司	211,476,986	0.17	0	A share

中国人寿保险股份有限公司－分 红－个人分红－005L－FH002 沪	98,846,027	0.08	0	A share
中国工商银行－上证 50 交易型 开放式指数证券投资基金	94,764,676	0.08	0	A share
全国社保基金一一三组合	88,106,057	0.07	0	A share

Note
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001 沪 and 中国人 寿保险股份有限公司－分红－个人分红－005L－FH002 沪 which were both administrated by 中国人寿保险股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

3 Review of operating results
In the first three quarters of 2021, as the world economy gradually picked up, China’s economy kept a sustainable and steady recovery, registering a GDP growth of 9.8% year-on-year among which up by 4.9% in the third quarter. In the first three quarters, the average spot price of Platts Brent was USD67.73 per barrel, up by 65.9% year-on-year. Domestic demand for natural gas continued to grow rapidly, with an apparent consumption up by 16.6% year-on-year. Domestic demand for refined oil products recovered steadily and demand for major chemicals kept stable.
Confronted with the environment where the international oil price went up and the demand for petrochemical products recovered steadily, the Company stressed on improving our systems, expanding markets, and controlling costs, thus realising outstanding operation results.
In accordance with CASs, net profit attributable to equity shareholders of the Company was RMB 59.892 billion, up by 154.9% year-on-year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 60.755 billion, up by 148.5% year-on-year.

Exploration and Production: The Company seized the favourable opportunity of rising oil prices, pressed ahead with high-quality exploration and profit-oriented development, strengthened the foundation of resources. In terms of exploration, we strengthened risk exploration in new regions and new sectors, which led to new discoveries in Tarim Basin, Sichuan Basin, and Erdos Basin, and major breakthroughs in continental facies shale oilfields of Bohai Bay Basin, Sichuan Basin, and North Jiangsu Basin. In terms of production, we efficiently proceeded with the capacity building of major natural gas and crude oil projects, and the natural gas production increased by 13.7% year-on-year and the crude oil production kept stable. The exploration and production segment realised earnings before interest and taxes (EBIT) of RMB 10.904 billion in the first three quarters.

		Nine-month period ended 30 September		Changes
Exploration and Production	Unit	2021	2020	(%)
Oil and gas production	million boe	355.01	339.39	4.6
Crude oil production	million barrels	208.65	210.65	(0.9)
China	million barrels	186.59	186.69	(0.1)
Overseas	million barrels	22.06	23.96	(7.9)
Natural gas production	billion cubic feet	877.85	772.14	13.7
Realised crude oil price	USD/barrel	60.94	38.24	59.4
Realised natural gas price	USD/thousand cubic feet	6.74	5.32	26.7
Conversion:	For domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil, 1 tonne = 7.21 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: The Company actively responded to market changes, strengthened integration of refining and marketing, raised processing volume, kept high utilisation rate, actively adjusted product slate and maximised profits along the industrial chain. We optimised crude oil allocation and cut procurement costs. We insisted on the strategy of shifting from oil to chemicals, lowered refined oil products yield, and increased production of readily marketable products like gasoline and light chemical feedstock. We increased production of high value-added products and specialty products, built 6 sets of hydrogen purification units, developed high-end needle-shaped coke products and domestic market share of low- sulphur bunker fuel ranked the first. We expedited advanced capacity building and pushed ahead with restructuring projects. In the first three quarters of 2021, the Company processed 191 million tonnes of crude oil, up by 9.3% year-on-year, and produced 109 million tonnes of refined oil products, up by 3.2% year-on-year. The refining segment realised EBIT of RMB 54.268 billion in the first three quarters.

		Nine-month period ended 30 September		Changes
Refining	Unit	2021	2020	(%)
Refinery throughput	million tonnes	190.73	174.46	9.3
Gasoline, diesel and kerosene production	million tonnes	108.60	105.19	3.2
Gasoline	million tonnes	49.07	42.46	15.6
Diesel	million tonnes	42.92	47.86	(10.3)
Kerosene	million tonnes	16.60	14.87	11.6
Light chemical feedstock production	million tonnes	33.71	29.54	14.1
Light product yield	%	73.72	74.63	(0.91) percentage points
Refining yield	%	94.71	94.89	(0.18) percentage points

Marketing and Distribution: The Company leveraged our advantages of integration of refining and marketing to expand markets and adopted targeted marketing strategy, resulting in an elevation of scale. We consolidated our resources of customers and marketing throughout the country, and continuously improved the quality of our services. We optimised the network layout to reach end users, accelerated the construction of integrated energy service stations offering petrol, gas, hydrogen, power, and non-fuel services, and put our first carbon-neutral station and BIPV (building integrated photo-voltaic) station into operation. In the first three quarters, total sales volume of refined oil products was 166.59 million tonnes, among which total domestic sales volume of refined oil products was 127.88 million tonnes, up by 3.8% year-on-year. The Company strengthened the development and marketing of company-owned brands, actively explored emerging business models such as car services, fast food, and advertising, and speed up the development of non-fuel businesses. The marketing and distribution segment realised EBIT of RMB 24.316 billion in the first three quarters.

		Nine-month period ended 30 September		Changes
Marketing and Distribution	Unit	2021	2020	(%)
Total sales volume of refined oil products	million tonnes	166.59	162.25	2.7
Total domestic sales volume of refined oil products	million tonnes	127.88	123.19	3.8
Retail	million tonnes	83.70	83.06	0.8
Direct sales & Distribution	million tonnes	44.18	40.13	10.1
Annualised average throughput per station	tonnes/station	3,633	3,605	0.8

Chemicals: By adhering to “following the market and centering on profits”, the Company sped up the advanced capacity building and structural adjustment. We fine-tuned chemical feedstock to reduce costs; we adjusted the structure of the facilities and optimised maintenance schedule to raise the utilisation of profitable facilities; we enhanced integration of production, marketing and research and continuously increased the ratio of high value-added products, raising the ratio of synthetic resin, synthetic rubber, and synthetic fibre by 1.4, 3.7 and 1.6 percentage points respectively year-on-year. In the first three quarters, ethylene production reached 9.75 million tonnes, up by 10.2% year-on-year. Meanwhile, we scored achievements in key clients management, scaled up profit generation through exports, and launched self- marketing products on e-commerce. The total sales volume of chemical products for the first three quarters was 60.77 million tonnes. The chemicals segment realised EBIT of RMB 23.064 billion in the first three quarters.

		Nine-month period ended 30 September		Changes
Chemicals	Unit	2021	2020	(%)
Ethylene	thousand tonnes	9,752	8,850	10.2
Synthetic resin	thousand tonnes	14,002	12,773	9.6
Monomers and polymers for synthetic fibre	thousand tonnes	6,820	6,711	1.6
Synthetic fibre	thousand tonnes	1,032	935	10.4
Synthetic rubber	thousand tonnes	891	790	12.8

Note:	Including 100% production of domestic joint ventures.

Capital expenditures:
Focusing on investment quality and profitability, the Company optimised its investment management system, with total capital expenditures of RMB89.7 billion in the first three quarters of 2021. The capital expenditure for exploration and production segment was RMB38.6 billion, mainly for the capacity building of Shunbei oilfield, Weirong, Fuling, and Western Sichuan natural gas projects, and the construction of storage and transportation facilities for phase II of Tianjin LNG project, etc. The capital expenditure for the refining segment was RMB10.6 billion, mainly for the refining structural upgrading projects in Zhenhai and Anqing, and construction of hydrogen purification project, etc. The capital expenditure for the marketing and distribution segment was RMB9.9 billion, mainly for building oil (gas) stations, integrated energy service stations offering petrol, gas, hydrogen, power, and services and logistics facilities, etc. The capital expenditure for the chemicals segment was RMB29.7 billion, mainly for Zhenhai, Sino-Korea, Hainan and Tianjin ethylene projects, the overseas AGCC project, Jiujiang Aromatics project, Yizheng PTA project, etc. The capital expenditure for corporate and others was RMB900 million, mainly for R&D facilities and information technology projects, etc.

This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
Ma Yongsheng
Director and President
28 October, 2021

4 Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (CASs)
Consolidated Balance Sheet
As at 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited

Items	At 30 September 2021	At 31 December 2020
Current assets:
Cash at bank and on hand	203,955	184,412
Financial assets held for trading	3,492	1
Derivative financial assets	32,464	12,528
Accounts receivable	73,568	35,584
Receivables financing	10,281	8,735
Prepayments	13,782	4,857
Other receivables	30,868	33,603
Inventories	198,109	151,951
Other current assets	18,143	23,773
Total current assets	584,662	455,444
Non-current assets:
Long-term equity investments	203,791	188,342
Other equity instrument investments	1,665	1,525
Fixed assets	580,641	589,730
Construction in progress	143,454	124,864
Right-of-use assets	187,027	189,583
Intangible assets	115,763	114,066
Goodwill	8,610	8,620
Long-term deferred expenses	9,793	9,580
Deferred tax assets	27,045	25,054
Other non-current assets	24,831	27,637
Total non-current assets	1,302,620	1,279,001
Total assets	1,887,282	1,734,445

Consolidated Balance Sheet (Continued)

Current liabilities:
Short-term loans	37,562	20,756
Derivative financial liabilities	8,949	4,826
Bills payable	15,560	10,394
Accounts payable	215,846	151,329
Contract liabilities	137,168	126,193
Employee benefits payable	21,039	7,083
Taxes payable	35,523	76,849
Other payables	104,116	84,705
Non-current liabilities due within one year	29,896	22,493
Other current liabilities	32,183	17,775
Total current liabilities	637,842	522,403
Non-current liabilities:
Long-term loans	49,167	45,459
Debentures payable	40,300	38,356
Lease liabilities	171,986	172,306
Provisions	46,570	45,552
Deferred tax liabilities	10,945	8,124
Other non-current liabilities	19,456	17,947
Total non-current liabilities	338,424	327,744
Total liabilities	976,266	850,147
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	120,674	123,808
Other comprehensive income	4,269	1,038
Specific reserve	2,769	1,941
Surplus reserves	209,280	209,280
Retained earnings	311,283	285,747
Total equity attributable to shareholders of the Company	769,346	742,885
Minority interests	141,670	141,413
Total shareholders’ equity	911,016	884,298
Total liabilities and shareholders’ equity	1,887,282	1,734,445

Ma Yongsheng	Shou Donghua
Director, President	Chief Financial Officer

Balance Sheet
As at 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited

Items	At 30 September 2021	At 31 December 2020
Current assets：
Cash at bank and on hand	94,267	99,188
Derivative financial assets	19,876	7,776
Accounts receivable	24,380	21,763
Receivables financing	1,260	707
Prepayments	6,304	2,626
Other receivables	35,412	37,938
Inventories	49,593	39,034
Other current assets	19,347	14,048
Total current assets	250,439	223,080
Non-current assets：
Long-term equity investments	354,437	343,356
Other equity instrument investments	428	428
Fixed assets	278,330	283,695
Construction in progress	61,548	59,880
Right-of-use assets	107,119	108,737
Intangible assets	8,613	8,779
Long-term deferred expenses	2,714	2,499
Deferred tax assets	14,277	12,661
Other non-current assets	34,885	26,828
Total non-current assets	862,351	846,863
Total assets	1,112,790	1,069,943
Current liabilities：
Short-term loans	20,890	20,669
Derivative financial liabilities	7,070	362
Bills payable	7,745	6,061
Accounts payable	79,474	65,779
Contract liabilities	6,932	5,840
Employee benefits payable	10,347	1,673
Taxes payable	19,919	43,500
Other payables	199,554	188,568
Non-current liabilities due within one year	19,069	12,026
Other current liabilities	17,533	439
Total current liabilities	388,533	344,917

Company Balance Sheet (Continued)

Non-current liabilities：
Long-term loans	33,983	30,413
Debentures payable	28,984	26,977
Lease liabilities	105,614	105,691
Provisions	37,142	36,089
Other non-current liabilities	3,484	3,581
Total non-current liabilities	209,207	202,751
Total liabilities	597,740	547,668
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,514	68,976
Other comprehensive income	10,486	5,910
Specific reserve	1,473	1,189
Surplus reserves	209,280	209,280
Retained earnings	104,226	115,849
Total shareholders’ equity	515,050	522,275
Total liabilities and shareholders’ equity	1,112,790	1,069,943

Ma Yongsheng	Shou Donghua
Director, President	Chief Financial Officer

Consolidated Income Statement
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	The third quarter of 2021 (July- September)	The third quarter of 2020 (July- September)	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
I. Operating income	741,638	519,420	2,003,350	1,552,536
II. Total Operating costs	714,981	493,877	1,918,388	1,551,429
Including: Operating costs	604,085	390,310	1,603,978	1,263,994
Taxes and surcharges	65,937	64,505	186,806	173,218
Selling and distribution expenses	16,611	15,926	48,330	45,451
General and administrative expenses	19,876	16,177	55,695	47,758
Research and development costs	2,952	3,159	8,311	7,478
Financial expenses	2,353	2,156	7,255	7,421
Including: Interest expenses	3,898	3,836	11,557	11,921
Interest income	1,459	1,357	4,121	3,624
Exploration expenses, including dry holes	3,167	1,644	8,013	6,109
Add: Other income	427	1,991	1,671	4,458
Investment income	4,630	36,423	9,520	42,057
Including: Income from investment in associates and joint ventures	5,903	1,716	17,036	1,724
Gains/(losses) from changes in fair value	(1,228)	1,628	(1,112)	1,738
Credit impairment losses	(195)	(741)	(140)	(842)
Impairment losses	(110)	252	(1,036)	(11,415)
Asset disposal gains	152	479	433	583
III. Operating profit	30,333	65,575	94,298	37,686
Add: Non-operating income	500	498	1,196	1,182
Less: Non-operating expenses	670	906	1,751	1,883
IV. Profit before taxation	30,163	65,167	93,743	36,985
Less: Income tax expense	5,970	11,828	20,948	6,045
V. Net profit	24,193	53,339	72,795	30,940
Including: net gain/(loss) of acquiree before business combination under common control	-	115	74	(74)
Classification by going concern:
(i) Continuous operating net profit	24,193	53,339	72,795	30,940
(ii) Termination of net profit	-	-	-	-

Consolidated Income Statement (Continued)

Classification by ownership:
(i) Equity shareholders of the Company	20,665	46,465	59,892	23,492
(ii) Minority interests	3,528	6,874	12,903	7,448
VI. Other comprehensive income	3,355	(976)	11,463	(3,388)
Items that may not be reclassified subsequently to profit or loss:	1	(1)	9	(31)
Changes in fair value of other equity instrument investments	1	(1)	9	(31)
Items that may be reclassified subsequently to profit or loss:	3,354	(975)	11,454	(3,357)
Other comprehensive income that can be converted into profit or loss under the equity method	87	(485)	208	(2,266)
Cost of hedging reserve	(20)	-	(60)	-
Cash flow hedges	3,066	2,000	11,706	340
Foreign currency translation differences	221	(2,490)	(400)	(1,431)
VII. Total comprehensive income	27,548	52,363	84,258	27,552
Equity shareholders of the Company	24,094	45,912	71,305	20,726
Minority interests	3,454	6,451	12,953	6,826
VIII. Earnings per share
(i) Basic earnings per share (RMB/Share)	0.171	0.384	0.495	0.194
(ii) Diluted earnings per share (RMB/Share)	0.171	0.384	0.495	0.194

Ma Yongsheng	Shou Donghua
Director, President	Chief Financial Officer

Income Statement
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	The third quarter of 2021 (July- September)	The third quarter of 2020 (July- September)	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
I. Operating income	265,651	199,451	734,773	558,026
Less: Operating costs	203,170	142,631	566,597	430,434
Taxes and surcharges	39,146	40,363	111,871	110,502
Selling and distribution expenses	884	794	2,750	2,269
General and administrative expenses	9,353	6,675	25,739	21,681
Research and development costs	2,637	2,918	7,599	6,968
Financial expenses	2,845	2,167	8,227	6,701
Including: Interest expenses	2,228	1,982	6,421	6,011
Interest income	662	173	1,822	673
Exploration expenses, including dry holes	2,847	1,466	7,029	5,176
Add: Other income	201	1,264	944	3,158
Investment income	12,337	30,272	22,939	36,871
Including:Income from investment in associates and joint ventures	1,979	842	6,345	1,386
Gains/(losses) from changes in fair value	(243)	(2)	(11)	358
Credit impairment losses	6	21	8	51
Impairment losses	1	101	(752)	(7,993)
Asset disposal gains	9	16	6	29
II. Operating profit	17,080	34,109	28,095	6,769
Add: Non-operating income	(7)	100	196	203
Less: Non-operating expenses	289	336	808	780
III. Profit before taxation	16,784	33,873	27,483	6,192
Less: Income tax expense	1,381	4,449	4,194	(3,675)
IV. Net profit	15,403	29,424	23,289	9,867
(i) Continuous operating net profit	15,403	29,424	23,289	9,867
(ii) Termination of net profit	-	-	-	-
V. Other comprehensive income	4,444	51	10,398	(2,634)
Items that may be reclassified subsequently to profit or loss	4,444	51	10,398	(2,634)
Other comprehensive loss that can be converted into profit or loss under the equity method	90	(210)	108	(304)
Cash flow hedges	4,354	261	10,290	(2,330)
VI. Total comprehensive income	19,847	29,475	33,687	7,233

Ma Yongsheng	Shou Donghua
Director, President	Chief Financial Officer

Consolidated Cash Flow Statement
For the nine-month period ended 30 September 2021

Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,113,844	1,706,038
Refund of taxes and levies	934	2,733
Other cash received relating to operating activities	109,212	156,647
Sub-total of cash inflows	2,223,990	1,865,418
Cash paid for goods and services	(1,653,394)	(1,311,745)
Cash paid to and for employees	(56,273)	(51,786)
Payments of taxes and levies	(276,182)	(236,478)
Other cash paid relating to operating activities	(122,418)	(181,179)
Sub-total of cash outflows	(2,108,267)	(1,781,188)
Net cash flow from operating activities	115,723	84,230
II. Cash flows from investing activities:
Cash received from disposal of investments	6,614	7,962
Cash received from returns on investments	6,461	6,746
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	919	1,899
Net cash received from disposal of subsidiaries and other business entities	4,764	48
Other cash received relating to investing activities	26,431	41,758
Sub-total of cash inflows	45,189	58,413
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(88,362)	(81,208)
Cash paid for acquisition of investments	(18,595)	(7,407)
Cash paid for acquisition of subsidiaries and other business units	(1,114)	(26)
Other cash paid relating to investing activities	(36,949)	(73,344)
Sub-total of cash outflows	(145,020)	(161,985)
Net cash flow used in investing activities	(99,831)	(103,572)
III. Cash flows from financing activities:
Cash received from capital contributions	604	3,395

Including: Cash received from minority shareholders’ capital contributions to subsidiaries	604	3,395

Consolidated Cash Flow Statement (Continued)

Cash received from borrowings	298,393	492,002
Other cash received relating to financing activities	115	812
Sub-total of cash inflows	299,112	496,209
Cash repayments of borrowings	(252,759)	(407,406)
Cash paid for dividends, profits distribution or interest	(44,039)	(31,079)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(5,741)	(3,482)
Other cash paid relating to financing activities	(14,762)	(11,080)
Sub-total of cash outflows	(311,560)	(449,565)
Net cash flow (used in)/from financing activities	(12,448)	46,644
IV. Effects of changes in foreign exchange rate	(177)	(458)
V. Net increase in cash and cash equivalents	3,267	26,844
Add: Initial balance of cash and cash equivalents	87,559	60,438
VI. Ending balance of cash and cash equivalents	90,826	87,282

Ma Yongsheng	Shou Donghua
Director, President	Chief Financial Officer

Cash Flow Statement
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	805,374	628,381
Refund of taxes and levies	602	2,428
Other cash received relating to operating activities	8,306	3,458
Sub-total of cash inflows	814,282	634,267
Cash paid for goods and services	(582,164)	(408,733)
Cash paid to and for employees	(29,678)	(26,693)
Payments of taxes and levies	(154,927)	(138,726)
Other cash paid relating to operating activities	(14,208)	(11,772)
Sub-total of cash outflows	(780,977)	(585,924)
Net cash flow from operating activities	33,305	48,343
II. Cash flows from investing activities:
Cash received from disposal of investments	16,642	12,587
Cash received from returns on investments	17,791	14,860
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	56	6,558
Other cash received relating to investing activities	93,230	99,053
Sub-total of cash inflows	127,719	133,058
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(38,050)	(35,223)
Cash paid for acquisition of investments	(37,610)	(15,484)
Cash paid for acquisition of subsidiaries and other business units	(964)	-
Other cash paid relating to investing activities	(93,843)	(118,376)
Sub-total of cash outflows	(170,467)	(169,083)
Net cash flow used in investing activities	(42,748)	(36,025)
III. Cash flows from financing activities:
Cash received from borrowings	151,145	194,538
Other cash received relating to financing activities	220,822	164,714
Sub-total of cash inflows	371,967	359,252
Cash repayments of borrowings	(121,860)	(140,761)
Cash paid for dividends or interest	(41,086)	(26,661)
Other cash paid relating to financing activities	(206,415)	(186,971)
Sub-total of cash outflows	(369,361)	(354,393)
Net cash flow from financing activities	2,606	4,859

Cash Flow Statement (Continued)

IV. Net (decrease)/increase in cash and cash equivalents	(6,837)	17,175
Add：Initial balance of cash and cash equivalents	28,082	38,616
V. Ending balance of cash and cash equivalents	21,245	55,791

Ma Yongsheng	Shou Donghua
Director, President	Chief Financial Officer

Segment Reporting
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Income from principal operations
Exploration and production
External sales	104,139	71,021
Inter–segment sales	61,683	44,839
Subtotal	165,822	115,860
Refining
External sales	122,468	80,475
Inter–segment sales	862,628	603,990
Subtotal	985,096	684,465
Marketing and distribution
External sales	977,324	788,682
Inter–segment sales	4,745	3,666
Subtotal	982,069	792,348
Chemicals
External sales	307,583	232,041
Inter–segment sales	48,924	39,440
Subtotal	356,507	271,481
Corporate and others
External sales	446,160	350,319
Inter–segment sales	527,164	333,470
Subtotal	973,324	683,789
Elimination of inter–segment sales	(1,505,144)	(1,037,092)
Consolidated income from principal operations	1,957,674	1,510,851
Income from other operations
Exploration and production	5,011	4,494
Refining	3,729	3,224
Marketing and distribution	27,216	26,052
Chemicals	8,164	6,402
Corporate and others	1,556	1,513
Consolidated income from other operations	45,676	41,685
Consolidated operating income	2,003,350	1,552,536

Segment Reporting (Continued)
Operating profit/(loss)
By segment
Exploration and production	7,673	(9,726)
Refining	53,284	(15,866)
Marketing and distribution	22,416	14,634
Chemicals	14,894	6,491
Corporate and others	4,609	(4,378)
Elimination	(11,835)	5,116
Total segment operating profit/(loss)	91,041	(3,729)
Investment income
Exploration and production	2,698	14,413
Refining	785	13,251
Marketing and distribution	1,626	11,268
Chemicals	7,500	(28)
Corporate and others	(3,089)	3,153
Total segment investment income	9,520	42,057
Financial expenses	(7,255)	(7,421)
Gains/(losses) from changes in fair value	(1,112)	1,738
Asset disposal gains	433	583
Other income	1,671	4,458
Operating profit	94,298	37,686
Add: Non-operating income	1,196	1,182
Less: Non-operating expenses	1,751	1,883
Profit before taxation	93,743	36,985

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)

Consolidated Income Statement
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited

Items	Current Amount (July- September)	Amount of the previous period (July- September)	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Revenue
Revenue from primary business	725,543	503,988	1,957,674	1,510,851
Other operating revenues	16,095	15,432	45,676	41,685
	741,638	519,420	2,003,350	1,552,536
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(577,122)	(363,072)	(1,524,194)	(1,198,000)
Selling, general and administrative expenses	(13,338)	(14,455)	(39,147)	(38,850)
Depreciation, depletion and amortisation	(28,191)	(26,276)	(82,495)	(77,764)
Exploration expenses, including dry holes	(3,167)	(1,644)	(8,013)	(6,109)
Personnel expenses	(24,808)	(22,481)	(69,892)	(61,003)
Taxes other than income tax	(65,937)	(64,505)	(186,806)	(173,218)
Impairment losses on trade and other receivables	(195)	(741)	(140)	(842)
Other operating (expense)/income, net	(2,287)	428	(7,857)	8,303
Total operating expenses	(715,045)	(492,746)	(1,918,544)	(1,547,483
Operating profit	26,593	26,674	84,806	5,053
Finance costs
Interest expense	(3,898)	(3,836)	(11,557)	(11,921)
Interest income	1,459	1,357	4,121	3,624
Foreign currency exchange gain, net	86	323	181	876
Net finance costs	(2,353)	(2,156)	(7,255)	(7,421)
Investment income	79	38,721	193	38,790
Share of profits less losses from associates and joint ventures	5,903	1,716	17,036	1,724
Profit before taxation	30,222	64,955	94,780	38,146
Income tax expense	(5,970)	(11,828)	(20,948)	(6,045)
Profit for the period	24,252	53,127	73,832	32,101
Attributable to：
Shareholders of the Company	20,727	46,274	60,755	24,445
Non-controlling interests	3,525	6,853	13,077	7,656
Profit for the period	24,252	53,127	73,832	32,101
Earnings per share：
Basic earnings per share (RMB)	0.171	0.382	0.502	0.202
Diluted earnings per share (RMB)	0.171	0.382	0.502	0.202

Consolidated Statement of Comprehensive Income
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	Current Amount (July- September)	Amount of the previous period (July-September)	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Profit for the period	24,252	53,127	73,832	32,101
Other comprehensive income:	3,355	(976)	11,463	(3,388)
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	1	(1)	9	(31)
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates and joint ventures	87	(485)	208	(2,266)
Cash flow hedges	3,066	2,000	11,706	340
Cost of hedging reserve	(20)	-	(60)	-
Foreign currency translation differences	221	(2,490)	(400)	(1,431)
Total comprehensive income for the period	27,607	52,151	85,295	28,713
Attributable to:
Shareholders of the Company	24,153	45,721	72,165	21,679
Non-controlling interests	3,454	6,430	13,130	7,034

Consolidated Balance Sheet
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	At 30 September 2021	At 31 December 2020
Non-current assets：
Property, plant and equipment, net	580,430	589,693
Construction in progress	143,454	124,864
Right-of-use assets	267,068	266,368
Goodwill	8,610	8,620
Interest in associates	143,940	136,163
Interest in joint ventures	59,851	52,179
Financial assets at fair value through other comprehensive income	1,665	1,525
Deferred tax assets	27,045	25,054
Long-term prepayments and other non-current assets	70,557	74,535
Total non-current assets	1,302,620	1,279,001
Current assets:
Cash and cash equivalents	90,826	87,559
Time deposits with financial institutions	113,129	100,498
Financial assets at fair value through profit and loss	3,492	1
Derivatives financial assets	32,464	12,528
Trade accounts receivable	73,568	35,584
Financial assets at fair value through other comprehensive income	10,281	8,735
Inventories	198,109	151,951
Prepaid expenses and other current assets	62,793	58,588
Total current assets	584,662	455,444
Current liabilities：
Short-term debts	64,160	23,769
Loans from Sinopec Group Company and fellow subsidiaries	4,452	5,264
Lease liabilities	15,631	15,292
Derivatives financial liabilities	8,949	4,826
Trade accounts payable and bills payable	231,406	161,723
Contract liabilities	137,168	126,193
Other payables	168,776	178,750
Income tax payable	7,300	6,586
Total current liabilities	637,842	522,403

Consolidated Balance Sheet (Continued)

Net current liabilities	53,180	66,959
Total assets less current liabilities	1,249,440	1,212,042
Non-current liabilities：
Long-term debts	76,505	72,037
Loans from Sinopec Group Company and fellow subsidiaries	12,962	11,778
Lease liabilities	171,986	172,306
Deferred tax liabilities	10,945	8,124
Provisions	46,570	45,552
Other non-current liabilities	20,437	18,965
Total non-current liabilities	339,405	328,762
Total net assets	910,035	883,280
Equity：
Share capital	121,071	121,071
Reserves	647,341	620,845
Total equity attributable to shareholders of the Company	768,412	741,916
Non-controlling interests	141,623	141,364
Total equity	910,035	883,280

Consolidated Cash Flow Statement
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Net cash generated from operating activities(a)	115,723	84,230
Investing activities
Capital expenditure	(77,945)	(73,011)
Exploratory wells expenditure	(10,417)	(8,197)
Purchase of investments, investments in associates and investments in joint ventures	(11,477)	(2,733)
Payment for financial assets at fair value through profit or loss	(8,232)	(4,700)
Proceeds from sale of financial assets at fair value through profit or loss	4,739	6,600
Proceeds from disposal of investments and investments in associates	6,639	1,410
Proceeds from disposal of property, plant, equipment and other non-current assets	919	1,899
Increase in time deposits with maturities over three months	(32,711)	(64,876)
Decrease in time deposits with maturities over three months	22,698	39,131
Interest received	2,407	2,627
Investment and dividend income received	6,461	6,746
Proceeds payments of other investing activities	(2,912)	(8,468)
Net cash used in investing activities	(99,831)	(103,572)
Financing activities
Proceeds from bank and other loans	298,393	492,002
Repayments of bank and other loans	(252,759)	(407,406)
Contributions to subsidiaries from non-controlling interests	604	3,395
Dividends paid by the Company	(35,111)	(23,083)
Distributions by subsidiaries to non-controlling interests	(5,741)	(3,482)
Interest paid	(3,187)	(4,514)
Payments made to acquire non-controlling interests	(1,410)	(1,117)
Repayments of lease liabilities	(12,778)	(9,514)
Proceeds from other financing activities	115	812
Payments of other financing activities	(574)	(449)
Net cash (used in) / generated from financing activities	(12,448)	46,644
Net increase in cash and cash equivalents	3,444	27,302
Cash and cash equivalents at 1 January	87,559	60,438
Effect of foreign currency exchange rate changes	(177)	(458)
Cash and cash equivalents at 30 September	90,826	87,282

Note to consolidated statement of Cash Flows
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
(a)	Reconciliation of profit before taxation to net cash generated from operating activities
Items	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Operating activities
Profit before taxation	94,780	38,146
Adjustments for:
Depreciation, depletion and amortisation	82,495	77,764
Dry hole costs written off	5,427	4,516
Share of profits from associates and joint ventures	(17,036)	(1,724)
Investment income	(193)	(38,790)
Interest income	(4,121)	(2,360)
Interest expense	11,557	11,292
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	1,203	(2,180)
Loss/(gain) on disposal of property, plant, equipment and other non-current assets, net	125	(82)
Impairment loss on assets	1,036	11,415
Credit impairment loss	140	842
Operating profit before change of operating capital	175,413	98,839
Accounts receivable and other current assets	(62,170)	3,735
Inventories	(46,627)	8,450
Accounts payable and other current liabilities	69,532	(16,652)
Subtotal	136,148	94,372
Income tax paid	(20,425)	(10,142)
Net cash generated from operating activities	115,723	84,230

Segment Reporting
For the nine-month period ended 30 September 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Revenue from primary business
Exploration and production
External sales	104,139	71,021
Inter-segment sales	61,683	44,839
Subtotal	165,822	115,860
Refining
External sales	122,468	80,475
Inter-segment sales	862,628	603,990
Subtotal	985,096	684,465
Marketing and distribution
External sales	977,324	788,682
Inter-segment sales	4,745	3,666
Subtotal	982,069	792,348
Chemicals
External sales	307,583	232,041
Inter-segment sales	48,924	39,440
Subtotal	356,507	271,481
Corporate and others
External sales	446,160	350,319
Inter-segment sales	527,164	333,470
Subtotal	973,324	683,789
Elimination of inter-segment sales	(1,505,144)	(1,037,092)
Revenue from primary business	1,957,674	1,510,851
Other operating revenues
Exploration and production	5,011	4,494
Refining	3,729	3,224
Marketing and distribution	27,216	26,052
Chemicals	8,164	6,402
Corporate and others	1,556	1,513
Other operating revenues	45,676	41,685
Revenue	2,003,350	1,552,536

Result
Operating profit/(loss)

Segment Reporting (Continued)

By segment
Exploration and production	8,708	(6,479)
Refining	53,541	(15,080)
Marketing and distribution	21,628	16,958
Chemicals	15,564	7,054
Corporate and others	(2,800)	(2,516)
Elimination	(11,835)	5,116
Total segment operating profit	84,806	5,053
Share of profits from associates and joint ventures
Exploration and production	2,134	1,208
Refining	728	(2,177)
Marketing and distribution	2,678	1,171
Chemicals	7,556	(40)
Corporate and others	3,940	1,562
Aggregate share of profits from associates and joint ventures	17,036	1,724
Investment income
Exploration and production	62	13,205
Refining	(1)	15,389
Marketing and distribution	10	9,092
Chemicals	(56)	10
Corporate and others	178	1,094
Aggregate investment income	193	38,790
Net finance costs	(7,255)	(7,421)
Profit before taxation	94,780	38,146

4.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with the accounting policies complying with CASs and IFRS (Unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government grants

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety production fund

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under CASs and the profit for the period under
IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited

Items	Nine-month period ended 30 September 2021	Nine-month period ended 30 September 2020
Net profit under CASs	72,795	30,940
Adjustments:
Government grants(i)	37	40
Safety production fund(ii)	1,000	1,126
Other	-	(5)
Profit for the period under IFRS	73,832	32,101

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

Units: million    Currency: RMB    Type: unaudited

Items	As of 30 September 2021	As of 31 December 2020
Shareholders’ equity under CASs	911,016	884,298
Adjustments:
Government grants(i)	(981)	(1,018)
Total equity under IFRS	910,035	883,280

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 29, 2021